November 19, 2012

Katherine Hsu Office Chief Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed October 11, 2012
File No. 333-184376

Dear Ms. Hsu:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated November 8, 2012 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement.  We have discussed the comments contained in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are two copies of Amendment No. 1, both of which have been marked to show changes implemented in response to the request of the Staff in the Comment Letter.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.  References to page numbers in Amendment No. 1 are to the marked versions.

Anna H. Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

Katherine Hsu
November 19, 2012

Registration Statement on Form S-3

General

1.
We note that you may issue mortgage pass-through certificates under the pending registration statement. Tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 to mortgage-backed certificates and what information you will include in the prospectus supplement as the case progresses. See also the note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

The Registrant has taken note of the current state of uncertainty, despite decades of practice regarding the applicability of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”)  to mortgage-backed pass-through securities, brought about by the recent federal court ruling in Retirement Board of the Policeman’s Annuity and Benefit Fund of Chicago v. The Bank of New York Mellon, 11 Civ. 5459 (WHP) (SDNY Apr. 3, 2012).  Until further guidance from the Commission or further development in case law, the Registrant will be including a provision in the pooling and servicing agreement (“Pooling and Servicing Agreement”) for each series of mortgage-backed pass-through securities issued under the Registrant’s Registration Statement in the interim (the “Certificates”), which permits the Registrant to amend such Pooling and Servicing Agreement without the consent of the holders of the Certificates to the extent necessary to comply with the Trust Indenture Act, if the Registrant determines, subsequent to the issuance of such series of Certificates, that the Trust Indenture Act does apply to such Pooling and Servicing Agreement or that qualification under the Trust Indenture Act is required.  Please see page pages 194-195 of the Prospectus Supplement for related disclosure.

2.
We note that the Form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 to the Form S-3 includes “Waiver of Jury Trial; Consent to Jurisdiction” for, among other things, claims arising out of the agreement. We note a similar provision in the Form of Pooling and Serving Agreement that is filed with the

Katherine Hsu
November 19, 2012

Form S-3 filed on April 15, 2011, which is incorporated by reference into this registration statement. We were unable to find, however, disclosure about these provisions within the prospectus or prospectus supplement. Please advise or revise.

The Staff’s requested change has been made. See pages 104 and 212 of the Prospectus Supplement.

Prospectus Supplement

General

3.
We note your references in the Form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 to the Form S-3 to a “Certificate Administrator” and an “Operating Advisor,” but we were unable to find disclosure in the prospectus supplement regarding the roles and responsibilities of these parties. Please revise your filing to disclose the roles and responsibilities of these entities with respect to the transaction or tell us why it is not appropriate for you to do so.

The Staff’s requested change has been made. See pages 13-14, 98-100 and 170-176 of the Prospectus Supplement.

Review of GACC Mortgage Loans, page 85

Findings and Conclusions, page 86

4.
We were unable to find the section “—GACC’s Underwriting Standards—Exceptions” that you indicate will provide disclosure regarding any mortgages that were exceptions to GACC’s underwriting standards. We note that the section titled “Certain Variances from Underwriting Standards” found on pages 29 and pages 88 may be meant to capture information regarding underwriting exceptions. Please revise your prospectus supplement to indicate where information regarding exceptions to GACC’s underwriting standards is located and bracketed disclosure confirming that you will provide the disclosure required by Item 1111(a)(8) of Regulation AB, as applicable.

The Staff’s requested change has been made. See page 90 of the Prospectus Supplement.

Katherine Hsu
November 19, 2012

Representations and Warranties; Repurchase; Substitution, page 175

5.
We were unable to locate disclosure in the prospectus supplement for each of the representations and warranties the Mortgage Loan Sellers are making to the Depositors as described in Exhibit D to the Form of Mortgage Loan Purchase Agreement (filed as Exhibit 4.2 to the Form S-3). Please revise this section to provide bracketed disclosure summarizing each of the representations and warranties the Mortgage Loan Sellers are making to the Depositor. See Item 1111(e) of Regulation AB. Also, please provide bracketed disclosure about which of the representations, warranties and remedies in the Mortgage Loan Purchase Agreements that are made by the Mortgage Loan Sellers to the Depositor, will be assigned by the Depositor to the Trustee for the benefit of the Certificateholders.

The Staff’s requested change has been made. See Annex E of the Prospectus Supplement.

6.
The description of the remedies available for a breach of warranty or representation contained in the Mortgage Loan Purchase Agreement appears to differ from the description of the remedies available for a breach of warranty or representation as contained in the Form of Pooling and Servicing Agreement and the prospectus supplement. Please revise or advise.

The Staff’s requested change has been made. See page 189 of the Prospectus Supplement.

Part II Information Not Required in Prospectus

Item 17. Undertakings, page II-3

G. Undertakings in Respect of Information Provided Through the Internet, page II-6

7.
We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012.

Katherine Hsu
November 19, 2012

See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

The Staff’s requested change has been made. See page II-6 of Registration.

If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick, Esq.

cc.           Helaine Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)